Exhibit 99.2(h)(1)(a)

AMENDMENT 2

This amendment (the “Amendment”) between the parties signing below (“Parties”) amends the Existing Agreement as of June 3, 2019:

Term	Means
“Existing Agreement”	The Distribution Agreement between ALPS and the Fund dated April 16, 2018
“ALPS”	ALPS Distributors, Inc.
“Fund”	Bluerock Total Income+ Real Estate Fund

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS DISTRIBUTORS, INC.		BLUEROCK TOTAL INCOME+ REAL ESTATE FUND

By:	/s/ Steven B. Price	By:	/s/ Jordan Ruddy

Name:	Steven B. Price	Name:	Jordan Ruddy

Title:	SVP and Director of Distribution Services	Title:	President

Distribution Agreement Amendment 2

Schedule A to this Amendment

Amendments

Effective as of June 3, 2019, the Existing Agreement is amended as follows:

1.	Section 4 of Exhibit 1 to the Existing Agreement shall be amended by adding the following sub-section:

“(n)	At the request and direction of the Fund, ALPS enters into agreements with financial intermediaries in connection with the sale of Shares (each, an “Intermediary Agreement”). ALPS will not be obligated to make payments to any such financial intermediaries unless ALPS has received an authorized payment from (i) the Fund, if subject to a distribution plan or other such plan approved by the Fund’s board of trustees, (ii) the Fund, if the payment is made to cover non-distribution shareholder servicing fees, and/or (iii) the Fund’s investment adviser. In addition, if ALPS is requested or required by the Fund to enter into an Intermediary Agreement on behalf of the Fund, ALPS and each of its affiliates, members, shareholders, directors, officers, partners, employees, agents, successors or assigns (“ALPS Associates”) shall not be liable to the Fund for any Losses[1] pursuant to such Intermediary Agreement (such Losses are “Covered Losses”) except for Losses finally determined by a court of competent jurisdiction to have resulted solely from the gross negligence, willful misconduct or fraud of ALPS in the performance of ALPS’ duties, obligations, representations, warranties or indemnities under such Intermediary Agreement (such Losses are “Excluded Losses”). Notwithstanding the foregoing, under no circumstances shall ALPS Associates be liable for Losses that are indirect, special, incidental, consequential, punitive, exemplary or enhanced or that represent lost profits, opportunity costs or diminution of value. The Fund shall indemnify, defend and hold harmless ALPS Associates from and against Covered Losses (including legal fees and costs to enforce this provision), but not Excluded Losses, that ALPS Associates suffer, incur, or pay as a result of any third-party claim or claim among the parties arising out of the subject matter of or otherwise in any way related to an Intermediary Agreement (“Claims”). Any expenses (including legal fees and costs) incurred by ALPS Associates in defending or responding to any Claims (or in enforcing this provision) shall be paid by the Fund when the final amounts of the applicable Covered Losses are finalized and it has been determined that an ALPS Associate is entitled to indemnity hereunder.. Notwithstanding the foregoing, nothing contained in this paragraph or elsewhere in this Agreement shall constitute a waiver by the Fund of any of its legal rights available under U.S. federal securities laws or any other laws whose applicability is not permitted to be contractually waived.”

[1]	As used in this Agreement, the term “Losses” means any and all compensatory, direct, indirect, special, incidental, consequential, punitive, exemplary, enhanced or other damages, settlement payments, attorneys’ fees, costs, damages, charges, expenses, interest, applicable taxes or other losses of any kind.

Schedule B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.	The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.	This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.	This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.